Exhibit 99.1
Gmarket Reports Second Quarter 2007 Financial Results

• 2Q07 revenues increase 51% to $60.3 million from $40.0 million in 2Q06

• Diluted EPS increases 178% to $0.18 from $0.07 in 2Q06
Seoul, South Korea, August 2, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the second quarter ended June 30, 2007.
Gmarket reported total revenues of $60.3 million (Won 55.6 billion) for the second quarter of 2007, representing a 51% increase from total revenues of $40.0 million (Won 36.9 billion) for the second quarter of 2006.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 43% to $846.6 million (Won 780.0 billion) for the second quarter of 2007 compared to $590.2 million (Won 543.8 billion) for the same period in 2006. Transaction fee revenues for the second quarter of 2007 were $34.9 million (Won 32.1 billion), representing a 34% increase from $26.1 million (Won 24.0 billion) for the second quarter in 2006. Advertising and other non-transaction revenues for the second quarter of 2007 were $25.4 million (Won 23.4 billion), representing a 82% increase from $14.0 million (Won 12.9 billion) for the same period in 2006.
Operating income for the second quarter of 2007 was $8.2 million (Won 7.6 billion), representing a 214% increase from $2.6 million (Won 2.4 billion) for the same period in 2006.
Net income for the second quarter of 2007 was $9.1 million (Won 8.4 billion), representing a 215% increase from $2.9 million (Won 2.7 billion) for the same period in 2006. Earnings per diluted share for the second quarter of 2007 increased to $0.18 (Won 167), up from $0.07 (Won 60) for the same period in 2006.
“In the second quarter, we focused on increasing our market leadership in our core categories, developing and expanding our smaller categories and continuing to strengthen our brand image and user loyalty,” said Young Bae Ku, Chief Executive Officer of Gmarket. “We are pleased with our second quarter financial performance, which included strong growth in our non-transaction revenue.”
During the second quarter of 2007, the Company’s registered user base grew to approximately 12.4 million from 11.8 million registered users at the end of the first quarter of 2007. In addition, the Company averaged 17.6 million monthly unique visitors in the second quarter of 2007, compared to 16.5 million unique visitors during the second quarter of 2006.
The Company reported $12.9 million (Won 11.9 billion) of cash provided by operating activities for the second quarter of 2007 and finished the quarter with $206.6 million (Won 190.4 billion) in cash, cash equivalents and short term deposits and no debt.
Gmarket maintains its expectation that GMV for full year 2007 will range from $3.4 billion (Won 3.1 trillion) to $3.8 billion (Won 3.5 trillion).

Investor Conference Call / Webcast Details
The Company’s management will review detailed second quarter 2007 results on Wednesday, August 1, 2007 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., August 2, 2007 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1 617 614 3472
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 (0) 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available on August 1, 2007 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., August 2, 2007 in Seoul, South Korea) through midnight on August 8, 2007 U.S. Eastern Time (1:00 p.m, August 9, 2007 in Seoul, South Korea) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 32272868.
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 921.30 to US$1.00, which is the noon buying rate in effect on June 30, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,	June 30,	June 30,
	2006	2007	2007

Assets
Current assets:
Cash and cash equivalents	~~W~~34,930	~~W~~31,314	$33,989
Cash on deposit	134,398	159,051	172,638
Restricted cash	6,400	6,510	7,066
Accounts receivable, net	33,827	39,981	43,397
Current held-to-maturity securities	4,000	4,000	4,342
Other current assets	5,119	9,114	9,892

Total current assets	218,674	249,970	271,324
Long-term financial instruments	5,000	5,000	5,427
Property and equipment, net	19,582	20,292	22,025
Other assets	4,846	4,900	5,317

Total assets	~~W~~248,102	~~W~~280,162	$304,093

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~103,599	~~W~~116,174	$126,098
Accounts payable	19,242	19,616	21,292
Deferred revenue and advances	3,532	4,202	4,561
Loyalty program reserves	6,608	7,510	8,151
Withheld value added tax	1,995	3,307	3,589
Other current liabilities	4,859	4,474	4,856

Total current liabilities	139,835	155,283	168,547
Accrued severance benefits	1,397	2,006	2,177
Other liabilities	—	375	408

Total liabilities	141,232	157,664	171,132

Shareholders’ equity:
Common shares	4,951	4,971	5,395
Additional paid-in capital	86,445	87,191	94,639
Retained earnings	15,474	30,336	32,927

Total shareholders’ equity	106,870	122,498	132,961

Total liabilities and shareholders’ equity	~~W~~248,102	~~W~~280,162	$304,093

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2007	2007	2006	2007	2007
Revenues:
Transaction fees	~~W~~23,996	~~W~~32,129	$34,873	~~W~~44,013	~~W~~62,366	$67,693
Advertising and others	12,865	23,438	25,441	21,185	41,252	44,776

Total revenues	36,861	55,567	60,314	65,198	103,618	112,469
Costs and expenses:
Cost of revenues 1)	17,933	29,253	31,753	33,684	54,849	59,534
Sales and marketing 1)	13,211	13,111	14,231	22,032	25,358	27,523
General and administrative	3,301	5,612	6,092	5,537	10,371	11,257

Total costs and expenses	34,445	47,976	52,076	61,253	90,578	98,314

Operating Income	2,416	7,591	8,238	3,945	13,040	14,155
Other income (expense):
Interest income	794	2,066	2,243	1,563	4,119	4,471
Others, net	—	(99)	(107)	19	(24)	(28)

Income before income tax expenses	3,210	9,558	10,374	5,527	17,135	18,598
Income tax expenses	(534)	(1,141)	(1,238)	(922)	(2,039)	(2,213)

Net income	~~W~~2,676	~~W~~8,417	$9,136	~~W~~4,605	~~W~~15,096	$16,385

Earning per share — basic 2)	~~W~~61	~~W~~169	$0.18	~~W~~106	~~W~~304	$0.33
Earning per share — diluted 2)	60	167	0.18	103	299	0.32

Weighted average number of shares — basic	32,419,429	49,657,529	49,657,529	31,415,293	49,582,287	49,582,287
Weighted average number of shares — diluted	33,357,934	50,524,504	50,524,504	32,360,836	50,484,722	50,484,722

1)	Cost associated with our integrated delivery service of Won 818 million for the three months and Won 1,275 million for the six months ended June 30, 2006 have been reclassified from sales and marketing to cost of revenues to conform to current period presentation.

2)	The prior period earnings per share figures have been represented to reflect application of the two class method and the dilutive effect of the participating preferred shares. The participating preferred shares were converted into common shares in June 2006.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2007	2007	2006	2007	2007
Cash flows from operating activities:
Net income	~~W~~2,676	~~W~~8,417	$9,136	~~W~~4,605	~~W~~15,096	$16,385
Adjustments
Depreciation and amortization	750	1,534	1,664	1,366	3,005	3,261
Stock-based compensation expense	238	400	434	377	637	691
Provision for bad debt	—	95	103	—	146	159
Provision for severance benefits	175	353	383	419	771	837
Deferred tax assets	(372)	(573)	(622)	(605)	(1,028)	(1,115)
Provision for loyalty program reserves	1,599	1,323	1,436	3,178	2,167	2,352
Others, net	—	118	129	(19)	114	124
Changes in operating assets and liabilities
Accounts receivable	(3534)	(5,577)	(6,053)	(4,144)	(6,167)	(6,693)
Amounts payable to sellers	3,136	6,881	7,469	(14,656)	12,575	13,649
Accounts payable	2,370	2,999	3,255	3,223	374	406
Deferred revenue and advances	310	224	243	917	670	727
Other current assets	(1,996)	(2,393)	(2,598)	(1,769)	(3,128)	(3,396)
Other assets	(4)	—	—	18	9	10
Other current liabilities	1,468	(1,802)	(1,956)	1,352	(338)	(368)
Payment of accrued severance benefits	(7)	(136)	(147)	(19)	(162)	(175)

Net cash provided by (used in) operating activities	6,809	11,863	12,876	(5,757)	24,741	26,854

Cash flows from investing activities:
Increase in cash on deposit, net	(2,000)	(17,233)	(18,705)	(3,300)	(24,653)	(26,759)
Increase in restricted cash, net	(3,600)	—	—	(3,700)	(110)	(119)
Increase in long-term financial instruments, net	(30)	—	—	(60)	—	--
Purchase of property and equipment	(948)	(1,260)	(1,368)	(3,966)	(3,693)	(4,009)
Decrease in other current assets	47	5	5	47	5	5
Increase in other assets, net	—	(145)	(156)	(756)	(36)	(38)

Net cash used in investing activities	(6,531)	(18,633)	(20,224)	(11,735)	(28,487)	(30,920)

Cash flows from financing activities:
Issuance of common shares, net	57	130	141	57	130	141
Decrease in loan to employees for stock purchase	194	—	—	216	—	--

Net cash provided by financing activities	251	130	141	273	130	141

Net increase (decrease) in cash and cash equivalents	529	(6,640)	(7,207)	(17,219)	(3,616)	(3,925)

Cash and cash equivalents
Beginning of year	19,150	37,954	41,196	36,898	34,930	37,914

End of period	~~W~~19,679	~~W~~31,314	$33,989	~~W~~19,679	~~W~~31,314	$33,989

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007

G M V	469.2	543.8	573.0	682.4	723.0	780.0
(in billions of Won)[1]

Registered Users[2]	8,310,737	9,238,701	10,110,874	10,967,445	11,753,910	12,407,622

Average Monthly	15,179	16,543	17,051	17,130	16,931	17,581
Unique Visitors[3] (000)

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.